PUBLIC



SE 17018206

Washington, D.C.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2017
DENVER REGIONAL OFFICE

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SEC FILE NUMBER
8 - 69408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) **AND ENDING** 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Acquiom Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1614 15th Street, Suite 250
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name -- if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

amB

OATH OR AFFIRMATION

I, Mark B. Vogel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquiom Financial LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

JASON MORRIS
NOTARY PUBLIC - STATE OF COLORADO
Notary Identification #20054040108
My Commission Expires 3/25/2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes In Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Acquiom Financial LLC

December 31, 2016

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Acquiom Financial LLC

We have audited the accompanying statement of financial condition of Acquiom Financial LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acquiom Financial LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



Walnut Creek, California
February 24, 2017

Acquiom Financial LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	133,468
Accounts receivable		30,517
Prepaid expenses and other assets		13,263
Total Assets	$	177,248
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	1,726
Due to related parties		12,900
Total Liabilities		14,626
Member's Equity		162,622
Total Liabilities and Member's Equity	$	177,248

See accompanying notes

Acquiom Financial LLC

Notes to the Financial Statement

December 31, 2016

1. Organization

Acquiom Financial, LLC (the "Company") was organized as a Colorado limited liability company in October, 2013 and operates in Denver, Colorado. The Company is wholly owned by SRS Acquiom Inc. (the "Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's business operations commenced in March 2015 and primarily include brokering investments to customers with escrow accounts associated with mergers and acquisitions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $149,359, which exceeded the requirement by $144,359.

4. Risk Concentration

For the year ended December 31, 2016, all revenue was earned from one product sponsor. For accounts receivable, one outstanding invoice represented all of the balance due from the product sponsor.

5. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member.

As of December 31, 2016, the Company owed affiliate entities $12,900 for expenses paid on the Company's behalf.

The Company's results of operations and financial position would differ significantly if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were issued.